SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

DGSE COMPANIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Carl D. Gum, III

General Counsel

NTR Metals, LLC

10720 Composite Drive

Dallas, TX 75220

(469) 522-1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 5 Pages

(1)	Name of reporting person NTR Metals, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 12,110,232
	(8)	Shared voting power 0*
	(9)	Sole dispositive power 9,925,242
	(10)	Shared dispositive power 0*
(11)	Aggregate amount beneficially owned by each reporting person 12,110,232
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 62.6%*
(14)	Type of reporting person (see instructions) CO

*	Pursuant to certain agreements between NTR Metals, LLC and both Dr. L.S. Smith (“Dr. Smith”) and the Issuer, the Reporting Person may be deemed to be the beneficial owner of 12,110,232 common shares. See Item 5 for additional information. Percentage of class is based on the 12,151,343 common shares reported as outstanding at November 14, 2011 on the Schedule 13D/A, filed by Dr. L.S. Smith on November 15, 2011.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This Amendment No. 7 to the statement on Schedule 13D amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2010, which relates to the common stock, $0.01 par value per share (the “Common Shares”), of DGSE Companies, Inc., a Nevada corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed on April 18, 2011, Amendment No. 2 to the Statement on Schedule 13D filed on June 14, 2011, Amendment No. 3 to the Statement on Schedule 13D filed on August 4, 2011, Amendment No. 4 to the Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Statement on Schedule 13D filed on September 19, 2011 and Amendment No. 6 to the Statement on Schedule 13D filed on October 31, 2011. The principal executive offices of the Issuer are located at 11311 Reeder Road, Dallas, Texas 75229.

Item 2.	Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety to read as follows:

The Reporting Person executed an NTR Irrevocable Proxy To Vote Shares In DGSE Companies, Inc., dated May 25, 2010 (the “NTR Irrevocable Proxy”), in favor of Dr. L.S. Smith (“Dr. Smith”). In addition, Dr. Smith executed an Agreement To Execute Smith Irrevocable Proxy (the “Agreement to Execute Smith Irrevocable Proxy”) in favor of the Reporting Person. The group formed by the Reporting Person and Dr. Smith beneficially owns in the aggregate 12,110,232 Common Shares, which represents 62.6% of the Common Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5. Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated in its entirety to read as follows:

(c) On May 27, 2011, the Reporting Person acquired 125,000 Common Shares of the Issuer in the open market at a price of $4.09 per share. On June 14, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On June 16, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.50 per share; 100 Common Shares of the Issuer in the open market at a price of $6.53 per share; 700 Common Shares of the Issuer in the open market at a price of $6.52 per share; 1,000 Common Shares of the Issuer in the open market at a price of $6.56 per share; and 200 Common Shares of the Issuer in the open market at a price of $6.45 per share. On June 17, 2011, the Reporting Person acquired 849 Common Shares of the Issuer in the open market at a price of $6.92 per share and 1,651 Common Shares of the Issuer in the open market at a price of $6.90 per share. On June 20, 2011, the Reporting Person acquired 346 Common Shares of the Issuer in the open market at a price of $7.00 per share; 1,300 Common Shares of the Issuer in the open market at a price of $6.85 per share (in two separate transactions); 200 Common Shares of the Issuer in the open market at a price of $6.84 per share (in two separate transactions); and 154 Common Shares of the Issuer in the open market at a price of $6.79 per share (in two separate transactions). On June 21, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.85 per share. On June 22, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.95 per share (in two separate transactions). On June 23, 2011, the Reporting Person acquired 500 Common Shares of the Issuer in the open market at a price of $6.99 per share (in two separate transactions). On June 24, 2011, the Reporting Person acquired 1,000 Common Shares of the Issuer in the open market at a price of $6.93 per share (in two separate transactions). On July 22, 2011, the Reporting Person exercised its option to acquire 100,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 1, 2011, the Reporting Person exercised its option to acquire the 100,000

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 4 of 5 Pages

Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 15, 2011, the Reporting Person exercised its option to acquire 200,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On August 12, 2011, the Reporting Person acquired 1,128 Common Shares of the Issuer in the open market at a price of $8.21 per share; 500 Common Shares of the Issuer in the open market at a price of $8.20 per share; 372 Common Shares of the Issuer in the open market at a price of $8.18 per share; and 1,000 Common Shares of the Issuer in the open market at a price of $8.43 per share. On August 18, 2011, the Reporting Person acquired 2,000 Common Shares of the Issuer in the open market at a price of $8.48 per share. On September 12, 2011, the Reporting Person acquired 400,000 Common Shares of the Issuer pursuant to the Securities Purchase Agreement with the Issuer at a price of $5.00 per share. On September 12, 2011, the Reporting Person, through its wholly-owned subsidiary, acquired 306,000 Common Shares of the Issuer pursuant to the Merger Agreement. On September 16, 2011, the Reporting Person exercised its option to acquire the 600,000 Common Shares of the Issuer under its Option Contract with Dr. L.S. Smith at a price of $6.00 per share. On October 10, 2011, the Reporting Person acquired 1,742 Common Shares of the Issuer in the open market at a price of $7.85 per share; 742 Common Shares of the Issuer in the open market at a price of $7.95 per share; and 258 Common Shares of the Issuer in the open market at a price of $7.70 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

No material change.

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

NTR METALS, LLC

By:	/s/ Carl D. Gum, III
Name:	Carl D. Gum, III
Title:	General Counsel